SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No.             )*

ONEOK, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

68267810

(CUSIP Number)

August 11, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68267810

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WESTAR ENERGY, INC. 48-0290150

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION KANSAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 477,591 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 477,591 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,591

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☒

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%*

*  Up to 15.3% of the Common Stock outstanding in the event of conversion of the Series D Convertible Preferred Stock (the conditions for such conversion are not expected to occur within the next 60 days).

12.	TYPE OF REPORTING PERSON* CO

Item 1(a). Name of Issuer:

ONEOK, Inc., an Oklahoma corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

100 West Fifth Street, Tulsa, Oklahoma 74103

Item 2(a). Name of Person Filing:

This Statement on Schedule 13G (the “Statement”) is filed by Westar Energy, Inc., a Kansas corporation (“Westar”) and relates to the Issuer’s Common Stock, par value $0.01 (the “Common Stock”). Westar originally filed a statement relating to the Common Stock on Schedule 13D on December 5, 1997 It amended such statement from time to time (most recently on February 6, 2003) on behalf of itself and its wholly-owned subsidiary, Westar Industries, Inc., which formerly held the Common Stock directly. Immediately after it sale of approximately 12.1 million shares of the Common Stock on August 11, 2003, Westar Industries, Inc. transferred its remaining holdings of the Issuer’s securities to Westar, pursuant to an agreement reached by Westar with the Kansas Corporation Commission.

Item 2(b). Address of Principal Business Office or, if None, Residence:

818 S. Kansas Avenue, Topeka, KS 66612

Item 2(c). Citizenship:

Westar is a Kansas corporation.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

68267810

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 477,591

Does not include 1,230,263 shares of $0.925 Series D Non-Cumulative Convertible Preferred Stock (the “Series D Preferred”) that may be converted into an equal number of shares of Common Stock on or prior to September 4, 2003 for sale to J.P. Morgan Securities, Inc. (“JPM”) pursuant to an over-allotment option granted to JPM under an underwriting Agreement dated August 5, 2003 among JPM, Westar, Westar Industries, Inc. and the Issuer. As permitted by Rule 13d-4, this Statement shall not be construed as an admission by Westar that it is the beneficial owner of the shares of Common Stock underlying the shares of Series D Preferred.

Does not include an additional 12,691,436 shares of Common Stock issuable in the event of the conversion of 12,691,436 shares of Series D Preferred. Such shares of Series D Preferred may be converted into Common Stock by Westar only (i) in the event that a dividend threshold, which has not been met, and is not expected to be met within the next 60 days, with respect to the underlying Common Stock or (ii) in connection with a transfer to a third party. Pursuant to agreements with JPM and the Issuer, Westar may not transfer such shares for ninety days from August 6, 2003. As permitted by Rule 13d-4, this Statement shall not be construed as an admission by Westar that it is the beneficial owner of the shares of Common Stock underlying the shares of Series D Preferred.

(b)	Percent of class: 0.6%*

*	Up to 15.3% of the Common Stock outstanding in the event of conversion of the Series D Convertible Preferred Stock (the conditions for such conversion are not expected to occur within the next 60 days).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 477,591

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 477,591

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent               Holding Company or Control Person.

See attached Exhibit 1.1.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2003

(Signature)

/s/ LARRY D. IRICK

Larry D. Irick Vice President and General Counsel Westar Energy, Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1.1	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Westar Industries, Inc., a Delaware corporation

CO